UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Rent The Runway, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)
76010Y103
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76010Y103	Schedule 13G	Page 1 of 4

1	NAMES OF REPORTING PERSONS Jennifer Y. Hyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,647,136
	6	SHARED VOTING POWER 123,108
	7	SOLE DISPOSITIVE POWER 1,647,136
	8	SHARED DISPOSITIVE POWER 123,108
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,770,244
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 76010Y103	Schedule 13G	Page 2 of 4

ITEM 1. (a)    Name of Issuer:
Rent The Runway, Inc. (the “Issuer”).
(b)Address of Issuer’s Principal Executive Offices:

10 Jay Street, Brooklyn, New York 11201
ITEM 2. (a)    Name of Person Filing:
This statement is filed on behalf of Jennifer Y. Hyman (the “Reporting Person”).
(a)Address or Principal Business Office:
The principal business address of the Reporting Person is c/o Rent The Runway, Inc., 10 Jay Street, Brooklyn, New York 11201.
(b)Citizenship of each Reporting Person is:
The Reporting Person is a citizen of the United States.
(c)Title of Class of Securities:
Class A common stock, par value $0.001 per share (“Class A Common Stock”).
(d)CUSIP Number:

76010Y103
ITEM 3.
    Not applicable.
ITEM 4.Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2023, based upon 67,223,096 shares of Class A Common Stock outstanding as of November 30, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 6, 2023.

CUSIP No. 76010Y103	Schedule 13G	Page 3 of 4

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Jennifer Y. Hyman	1,770,244	2.6%	1,647,136	123,108	1,647,136	123,108

The Reporting Person is the beneficial owner of 1,770,244 shares of Class A Common Stock, which consist of (i) 335,470 shares of Class A Common Stock; (ii) 1,142,704 shares of Class A Common Stock underlying the shares of Class B Common Stock of the Issuer held of record by the Reporting Person that are convertible within 60 days of December 31, 2023; (iii) 123,108 shares of Class A Common Stock underlying the shares of Class B Common Stock of the Issuer held of record by the Reporting Person’s spouse that are convertible within 60 days of December 31, 2023; and (iv) 168,962 shares of Class A Common Stock underlying restricted stock units that vest into shares of Class A Common Stock or Class B Common Stock within 60 days of December 31, 2023.
ITEM 5.Ownership of Five Percent or Less of a Class.
    If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒
ITEM 6.Ownership of More than Five Percent on Behalf of Another Person.
    Not applicable.
ITEM 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
    Not applicable.
ITEM 8.Identification and Classification of Members of the Group.
    Not applicable.
ITEM 9.Notice of Dissolution of Group.
    Not applicable.
ITEM 10. Certification.
Not applicable.

CUSIP No. 76010Y103	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 31, 2024

/s/ Jennifer Y. Hyman

Jennifer Y. Hyman
Chair, Chief Executive Officer & President